Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 19, 2012

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John M. Ganley

Re:	Aetna Multi-Strategy 1099 Fund
File No.: 811-22713

Dear Mr. Ganley:

The following responds to your letter dated July 13, 2012 in connection with your review of the Aetna Multi-Strategy 1099 Fund (the “Registrant”) registration statement on Form N-2 under the Investment Company Act of 1940 (“Investment Company Act”). The changes to Registrant’s disclosure will be reflected in an amendment to the Registrant’s registration statement. Capitalized terms used but not defined in this letter have the meaning given to them in the registration statement.

1.	Cover Page

a.	Comment: The second paragraph states that the Investment Manager seeks to maintain low correlations and beta to “broad fixed income and equity markets.” In addition, the Investment Manager seeks relatively low volatility when compared to “global equity markets.” Please briefly explain the term “beta” in plain English. Please also explain what is meant by “broad fixed income and equity markets” and “global equity markets.”

b.	Response: The Registrant will add disclosure to the private placement memorandum indicating that beta is a measure of the Registrant’s exposure to the systematic risk of the market.

Under “Investment Objectives and Strategies – Investment Strategies -Seek a Low Correlation to Global Stock and Bond Markets” on page 10 of the private placement memorandum, it states that the “global stock market” is represented by the MSCI World Index and the “global bond market” is represented by the Barclays Aggregate Bond Index. The Registrant will modify the disclosure to “global equity market” and “global fixed income market” to match the terms in the investment objective. The Registrant will also add additional disclosure to the private placement memorandum describing its strategy to achieve its investment objective of low volatility compared to global equity markets and indicating that global equity markets are also represented by the MSCI World Index for this measurement.

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2.	Fund Summary – the Platform Manager and Fund Administration (Page 4)

a.	Comment: These sections state that the Platform Manager and Administrator each provide certain administrative services. Please briefly describe the specific types of services to be provided by each.

b.	Response: As disclosed on page 30 of the PPM and as set forth in the Platform Manager Agreement filed as Exhibit (K)(3) of the Registration Statement, the Platform Manager is responsible, either directly or through one of its affiliates or agents, for, among other things, providing various services not required to be performed by the Administrator or other providers engaged by the Registrant. Such services include, but shall not be limited to:
(i)	overseeing and periodically reviewing the service providers and professional firms that are engaged by the Registrant (other than the Investment Manager) (collectively, “Service Providers”), including but not limited to the Registrant’s administrator, accounting agent, transfer agent, custodian, compliance service, auditors, legal counsel, placement agent and insurance carriers;
(ii)	negotiating terms with Service Providers and/or otherwise securing administrative services for the Registrant at favorable rates considering the quality and scope of the services provided;
(iii)	negotiating insurance coverage for the investment companies using the platform, including the Registrant, and allocating the costs of such insurance between such parties;
(iv)	forming the Board of Trustees for the Registrant, and providing for and/or making arrangements for adequate meeting facilities for the Registrant’s quarterly and periodic Board meetings as necessary;
(v)	following relevant industry news, trends, important topics and best practices as they relate to investment products, providers, professional firms, technologies, services and regulatory/legal issues; and
(vi)	maintaining all books and records of the Registrant required by Rule 31a-1 under the Investment Company Act (other than those records being maintained by the Registrant’s administrator, custodian or transfer agent) and preserving such records for the periods prescribed therefore by Rule 31a-2 of the Investment Company Act.

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The Administrative Fee is paid to the Administrator pursuant to an Administration Agreement that has been approved by the Board. As disclosed on page 31 of the PPM and as set forth in the Administration Agreement filed as Exhibit (K)(1) of the Registration Statement, the Administrator is responsible for performing the following, among other, services:

(1)	maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Registrant, if any, including delivery of trade confirmations and capital statements;
(2)	providing certain administrative, clerical and bookkeeping services;
(3)	providing transfer agency services, services related to the payment of distributions, and accounting services;
(4)	computing the NAV of the Registrant in accordance with U.S. generally accepted accounting principles and procedures defined in consultation with the Investment Manager;
(5)	overseeing the preparation of semi-annual and annual financial statements of the Registrant in accordance with U.S. generally accepted accounting principles, quarterly reports of the operations of the Registrant and information required for tax returns;
(6)	supervising regulatory compliance matters and preparing certain regulatory filings; and
(7)	performing additional services, as agreed upon, in connection with the administration of the Registrant.

3.	Fund Summary – Fees of Underlying Managers (Page 5)

a.	Comment: This section states that the Underlying Managers will charge the Fund asset-based fees and that most Underlying Mangers will be entitled to performance-based fees. This disclosure suggests that the Underlying Managers are paid directly by the Fund, and therefore are acting as subadvisers pursuant to a contract arrangement with the Fund. Please inform us whether the Underlying Managers will have written advisory contracts with the Fund pursuant to Section 15(a) of the Investment Company Act of 1940 (“Investment Company Act”). Also, later disclosures states that the Underlying Mangers may be exempt from registration with the SEC. Please explain to us the circumstances where they may be exempt from registration. We may have additional comments after reviewing your response.

b.	Response: The Underlying Funds the Investment Manager selects for the Registrant are managed by Underlying Managers. The Underlying Managers are not providing a particular directed course of investment for the assets invested in them by the Registrant; rather, the Registrant is an investor entitled to a proportionate claim to the assets of each Underlying Fund in which it invests. The Registrant will act as an investor in the Underlying Funds, and as such, will not enter into investment advisory contracts with the Underlying Managers.

Underlying Managers may be exempt from registration with the SEC and state agencies, depending on individual state laws, if they manage less than $25 million in assets or qualify as an exempt reporting adviser.

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4.	Fund Summary – Fees of Underlying Managers (Page 5)

a.	Comment: Please disclose the range of asset-based fees and performance fees that will be charged by the Underlying Managers.

Response: The private placement memorandum states that, generally, asset-based fees are expected to range from 1% to 3% (annualized) of the average NAV of the Fund’s investment and performance fees, for those Underlying Managers that charge performance fees, are expected to range from 15% to 30% of an Underlying Fund’s net profits. This disclosure will also be added to “Fund Summary – Fees of Underlying Managers.”

5.	Fund Summary – Risk Factors (Page 7)

a.	Comment: Please summarize in this section the principal risks of the various investment strategies described in “Investment Objectives and Strategies” on page 3.

b.	Response: Registrant will make the requested change.

6.	Fund Fees and Expenses (Page 8)

a.	Comment: In the table of fees and expenses, the second line item under the heading "Transaction Expenses" provides for a Maximum Early Repurchase Fee of 5.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder,

b.	Response: Based upon our experience, it has long been the staff’s position that imposing an early repurchase fee is consistent with Rule 13e-4(f)(8)(ii) (the “All Holders Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). Most similarly structured investment companies utilize a similar fee, which is protective of shareholders.

7.	Fund Fees and Expenses (Page 8)

a.	Comment: Please explain to us where the Platform Manager Fee will appear in the fees and expenses table.

b.	Response: Registrant will add the Platform Manager Fee as a separate line item under “Other Expenses” in the fee and expenses table.

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8.	Fund Fees and Expenses (Page 8)

a.	Comment: Footnote (6) relates to the “Other Expenses” line item. The last two sentences of footnote (6) concern “Acquired Fund Fees and Expenses,” not “Other Expenses.” Please either delete these sentences or move them to a more appropriate location, such as footnote (8).

b.	Response: Registrant will delete these sentences.

9.	Use of Proceeds (Page 9)

a.	Comment: Please disclose how long it will take to invest the proceeds of the offering in accordance with the Fund's investment objectives. If it is expected that investing the proceeds will take more than 3 months, please explain the reasons for the expected delay. See Guide 1 to Form N-2.

b.	Response: The Registrant will modify the disclosure to indicate that proceeds will be invested “as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments.”

10.	Investment Objective and Strategies – Investment Strategies (Page 10)

a.	Comment: Please discuss in this section the Fund’s strategy to achieve its investment objective of low volatility compared to global equity markets.

b.	Response: Registrant will make the requested change. In order to achieve the investment objective, the Registrant will employ a diversified investment approach that relies upon investing across a diverse set of Underlying Managers and strategies. The Registrant will also strive to include Underlying Managers and strategies that possess low correlation to each other and to global equity markets. Lastly, the Underlying Managers are typically hedged (investing in long and short positions), which reduces the Registrant’s net exposure to the volatility of global equity markets.

11.	Overview of Investment Process – Borrowing (Page 14)

a.	Comment: This section states that the Fund may borrow money through “credit facilities or derivative instruments or by other means.” Please explain how the Fund would use derivative instruments for borrowing. Please also identify any other means the Fund may use for borrowing money.

b.	Response: Registrant will remove references to borrowing money through derivative instruments or by other means. Although the Registrant does not currently intend to use any borrowing, if it does, it will use credit facilities only.

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12.	Risk Factors – General Risk – Repurchase Offers; Limited Liquidity; In-Kind Distributions (Page 15)

a.	Comment: This section states that the Fund “will offer” to repurchase shares from shareholders. Please revise this language to make clear that the determination to repurchase shares is within the discretion of the Board of Trustees and that the Board may determine not to repurchase shares.

b.	Response: Registrant will make the requested change.
13.	Risk Factors – Special Risk of Fund of Funds Structure – Valuation of Underlying Funds (Page 18)

a.	Comment: Please make clear in this section that valuations are calculated in accordance with valuation procedures approved by the Board of Trustees. See Calculation of Net Asset Value (page 37).
b.	Response: Registrant will make the requested change.

14.	Risk Factors – Special Risk of Fund of Funds Structure – Indemnification of Underlying Funds (Page 18)

a.	Comment: This section states that the Fund may agree "to indemnify certain of the Underlying Funds and their Underlying Managers from any liability, damage, cost, or expense arising out of among other things, certain acts or omissions relating to the offer or sale of the shares of the Underlying Funds." Please explain how such a provision is consistent with Section 14 of the Securities Act of 1933 and Section 47(a) of the Investment Company Act, which generally prohibit waiver of compliance with the Securities Act and Investment Company Act. Cf. Section 17(i) of the Investment Company Act (prohibiting indemnification of an adviser for any liability arising out of willful misfeasance, bad faith or gross negligence).

b.	Response: Neither the Fund nor the Underlying Funds will be subject to Section 14 of Securities Act of 1933. The Underlying Funds will not be subject to Section 17(i) of the Investment Company Act. However, Registrant would not indemnify an Underlying Fund or an Underlying Manager to the extent such indemnification constitutes a waiver of its rights under the Investment Company Act. Registrant will revise the private placement memorandum to state that the Fund may agree “to indemnify certain of the Underlying Funds and, subject to certain limitations imposed by the Investment Company Act, their Underlying Managers from any liability, damage, cost, or expense arising out of among other things, certain acts or omissions relating to the offer or sale of the shares of the Underlying Funds.”

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15.	Risk Factors – Special Risk of Fund of Funds Structure – Investments in Non-Voting Securities (Page 18)

a.	Comment: This section states that under certain circumstances the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights to vote its interest in an Underlying Fund. Please disclose any contractual arrangements under which the Fund would waive voting rights, and whether the Board of Trustees has adopted any procedures for waiving voting rights.

Also please explain to us how waiving voting rights with respect to Underlying Funds is consistent with the Investment Manager's and Board's fiduciary obligations to shareholders.

Please also disclose the possible impact that the ability to waive voting rights may have on the Fund's operation, including whether the Fund intends to own 5 percent or more of the voting securities of an Underlying Fund, as well as the impact, if any the waiver arrangements may have on the ability of the Fund and other clients of the Investment Manager to invest in the same Underlying Funds.

b.	Response: The Registrant does not currently have any contractual agreements under which the Registrant will waive voting rights. The Registrant’s Trustees have not adopted procedures for waiving voting rights. Waiver of voting rights may, in certain circumstances, allow the Registrant and other funds advised by the Investment Manager to invest in Underlying Funds in which the Registrant, but for its waiver of voting rights, would not otherwise be able to invest.

The Underlying Funds in which the Registrant intends to invest will be unregistered private funds that normally provide investors with very limited, if any, voting rights. Votes are very rare in most private funds. Unlike with a registered investment company, investors in a private fund do not typically have the right to vote on such matters as the approval and/or termination of a management contract, changes to the fund’s investment objectives and policies or the termination of the fund.

As a general matter, the Investment Manager places little value on the ability to vote interests in Underlying Funds. As indicated above, the opportunity to vote those interests is rare. Rather than placing reliance on voting rights, the Investment Manager ascribes significant importance to its ability to redeem its investments in an Underlying Fund if it is dissatisfied with the investment management of the Underlying Fund. It is important to note that, in making an investment in an Underlying Fund, the Investment Manager is expressing its confidence in the ability of the manager of the Underlying Fund to provide effective management. If the Investment Manager loses that confidence, the Investment Manager will redeem that investment and would not generally consider the exercise of the right (if it exists) to participate in the termination or replacement of the manager to be in the best interests of the Registrant.

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The waiver arrangements may increase the ability of the Registrant and other clients of the Investment Manager to invest in certain Underlying Funds that are considered attractive investments in conformance with the provisions of the Investment Company Act. If the Registrant did not have this opportunity, investment returns to investors in the Registrant could potentially be affected. The benefit of pursuing these opportunities generally outweighs any theoretical benefit offered by voting rights, and Registrant and the Investment Manager believe that the waiver of those rights to preserve these opportunities is consistent with the fiduciary duties of the Board of Trustees and the Investment Manager.

In order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Registrant intends to own less than 5% of the voting securities of each Underlying Fund.  This limitation on owning voting securities is intended to ensure that an Underlying Fund is not deemed an “affiliated person” of the Registrant for purposes of the Investment Company Act, which may, among other things, potentially impose limits on transactions with the Underlying Funds, both by the Registrant and other clients of the Investment Manager.

16.	Risk Factors – Investment Related Risks – General Investment-Related Risks – Highly Volatile Markets (Page 19)

a.	Comment: This section states the Underlying Funds may invest their assets in instruments such as commodities contracts and derivatives, including futures and options, that can be highly volatile. Please explain how it is consistent with the Fund's objective of achieving low volatility for the Fund to invest in Underlying Funds that are exposed to highly volatile investments.

b.	Response: As part of the Registrant’s multi-strategy approach, it will at times be invested in Underlying Funds that invest in highly volatile assets. While this may seem contradictory to the Registrant’s stated objective to maintain low volatility, the Underlying Managers often maintain a diversified exposure to these instruments that helps to reduce the Registrant’s overall net exposure. For example, an Underlying Fund invested in commodity futures will often employ both long and short exposures within this space, thereby reducing the Registrant’s overall net exposure to that market. Furthermore, on a broader level, the Underlying Funds may at times take competing positions in a certain asset (e.g. crude oil) that helps balance the Registrant’s overall exposure and protect its returns from wild swings within that market.

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In addition, taken in the context of the overall investment process, investments in more volatile assets are often balanced out by a more conservative approach in other areas. For example, the Registrant will maintain a relatively low net exposure to the equity markets, while also allocating to relative value strategies that are expected to perform well in more volatile environments. Therefore, the Registrant expects to be able to protect returns during times of equity market weakness, while employing strategies that may benefit from that weakness. In order to meet its objective of providing absolute level returns and lower volatility, it is imperative for the Registrant to invest in an array of investment strategies and assets that ensure the Registrant’s ability to perform in a variety market conditions. The Investment Manager’s investment process, however, is designed to control for unnecessary risks and to monitor and understand the risks associated with certain assets.

17.	Risk Factors – Risks of Securities Activities of the Underlying Managers – Interest Rate Risk (Page 24)

a.	Comment: The third sentence of this section states that an increase in interest rates could reduce the value of convertible securities owned by the Underlying Funds. Please revise this section to make clear that an increase in interest rates could reduce the value of any fixed income securities, not just convertible securities, owned by the Fund or Underlying Funds.

b.	Response: Registrant will make the requested change.
18.	Prior Performance Information (Page 26)

a.	Comment: Please either disclose or provide to us, as indicated, the following information:
•	Please make clear in the disclosure that, apart from the two private funds identified, the Investment Manager has managed no other funds or accounts with substantially similar investment objectives, policies and strategies as the Fund.
•	Please inform us how the expenses of the private funds compare to the expenses of the Fund.
•	Please provide average annual returns for each private fund for 1, 5 and 10 years, or since the date of inception if less than 10 years. See Nicholas-Applegate Mutual Funds (pub, avail, Aug. 6, 1996).
•	Please revise the performance to reflect the deduction of any sales loads.
•	Please explain to us why the performance information for Private Fund B is presented only for time periods beginning in 2006.
b.	Response: Registrant will revise the disclosure to make it clear that, apart from the two private funds identified, the Investment Manager has managed no other funds or accounts with substantially similar investment objectives, policies and strategies as the Registrant.

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The private funds have lower expenses than the Registrant, although, as noted in the private placement memorandum, the performance information has been adjusted to show the performance of the private funds net of the Registrant’s annual operating expenses (after Waivers pursuant to the Expense Limitation Agreement).

Registrant will revise the performance information so that it includes the average annual returns for each private fund for 1, 5 and 10 years, or since the date of inception if less than 10 years.

Registrant will revise the performance information to show both (i) the performance of the private funds net of the Registrant’s annual operating expenses (after Waivers pursuant to the Expense Limitation Agreement) and reflecting the Registrant’s maximum placement fee of 2.00% of the subscription amount and (ii) the performance of the private funds net of the Registrant’s annual operating expenses (after Waivers pursuant to the Expense Limitation) but not reflecting any applicable placement fees.

Performance information for both private funds is shown since inception. The performance information for Private Fund B is presented only for time periods beginning in 2006 because Private Fund B commenced operations in January 2006.

19.	Fundamental Policies (Page 2)

a.	Comments: Fundamental Policy (7) provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. The third sentence of the investment policy states the Fund may invest in Underlying Funds that may concentrate their assets in one or more industries. In our view, although the Fund may invest in Underlying Funds which concentrate, the Investment Manager and Fund may not ignore the concentration of Underlying Funds when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Underlying Funds that the Fund knows concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund will consider the concentration of Underlying Funds when determining compliance with its concentration policy.

b.	Response: Registrant will make the requested change.

22.	General Comment

a.	Comments: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

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b.	Response: Registrant has not submitted and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

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We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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